King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: (404) 572-4600 Fax: (404) 572-5100 Keith M. Townsend Direct Dial: (404) 572-3517 Direct Fax: (404) 572-5100 ktownsend@kslaw.com

May 5, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Ms. Amanda Ravitz, Assistant Director

Re:	ECPM Holdings, LLC

Amendment No. 3 to

Draft Registration Statement on Form S-1

Submitted February 17, 2015

CIK No. 0001623919

Dear Ms. Ravitz:

On behalf of ECPM Holdings, LLC (the “Company”), we are transmitting via EDGAR with this letter for submission under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-1 (the “Registration Statement”), together with the exhibits thereto. We are responding to the Staff’s comments contained in its letter dated March 30, 2015. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response.

Capitalization, page 62

1.	Please refer to prior comment 4. We note your response to our comment and revised pro forma presentation; however you have not described the revisions made to the calculation which resulted in the projected reduced expense of $1.2 million. Please revise to explain the changes which resulted in the reduction of the projected expense. Please also tell us how the minimum valuation threshold of $140 million and $181 million, as discussed on page 87, impacted the valuation.

Securities and Exchange Commission

May 5, 2015

Response:  The reduction in projected expense to $1.2 million was due to a change in the estimated grant date fair value of the Incentive Units. All Incentive Units are subject to a participation threshold, or minimum valuation threshold, that must be met upon a liquidity event, such as a change in control, dissolution, or sale of the company, before the participant is entitled to a distribution on the Incentive Units. The incentive unit holders only participate in a distribution to the extent that the participation threshold of their incentive units is exceeded. The Company have utilized the option pricing model to determine the fair market value of incentive units of the Company. The option pricing model considers the various terms of the stockholder agreements, including the level of seniority among the securities, dividend policy and conversion ratios and cash allocations upon a liquidity event. In addition, the methodology implicitly considers the effect of distribution preferences as of the future liquidity event date, not as of the valuation date. The projected expense, as originally included in the pro forma presentation, didn’t contemplate the participation threshold associated with these Incentive Units. The participation threshold (i.e. $140 million and $181 million) is established on grant date based on the estimated equity value of the Company as evidenced by the post-money valuation of the Company established upon closing the most recent financing transaction. The intent of the participation threshold is to allow recipients to participate in any accretion of equity value from the grant date of the Incentive Units to the date when a liquidity event occurs.

Quarterly results of Operations, page 80

2.	We see that you have reclassified amounts between research and development, sales and marketing and general and administrative expenses for each of the quarters in your fiscal year end December 31, 2014. Please revise to disclose the reasons for the reclassifications and explain to us whether they only impacted the 2014 fiscal year. Please tell us how you have concluded that the reclassifications do not constitute a restatement of previously issued quarterly financial statements.

Response:  Certain reclassifications were made between research and development, sales and marketing and general and administrative expenses for each of the quarters in the Company’s fiscal year end December 31, 2014 to conform to the prior year presentation in the Company’s audited financial statements. These reclassifications only impacted the 2014 fiscal year and did not impact prior years. The Company evaluated both the qualitative and quantitative factors of the reclassifications and concluded it to be immaterial for restatement of previously issued quarterly financial statements. The reclassifications had no impact on previously reported net revenues, cost of revenues, operating loss or net loss.

Securities and Exchange Commission

May 5, 2015

*  *  *  *

If we can be of any assistance in explaining these responses or the changes in the Registration Statement, please let us know. Please contact me with any questions or comments at (404) 572-3517.

Very truly yours,

/s/ Keith M. Townsend

Keith M. Townsend

cc:	Geoff Kruczek, Securities and Exchange Commission

Tom Jones, Securities and Exchange Commission

Mark G. Gilreath, ECPM Holdings, LLC

David N. Gill, ECPM Holdings, LLC

James B. Young, Jr., ECPM Holdings, LLC

Richard D. Truesdale, Davis Polk & Wardwell LLP

Sophia Hudson, Davis Polk & Wardwell LLP

James D. Powell, KPMG LLP

Jeffrey M. Stein, King & Spalding LLP

Laura I. Bushnell, King & Spalding LLP